GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-596-9628

September 14, 2021

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention: Michael Davis

Dear Mr. Davis:

Re:	Request for Acceleration

Registration Statement on Form S-1 - File Number 333-258034

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Friday, September 17, 2021 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GALAXY ENTERPRISES INC.

Per: /s/ Gregory J. Navone

Gregory Navone, President